ECONOMY SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

	Amount	Percent of total revenues
REVENUES		
Trail fees	$ 60,765	25.8
Commissions	32,002	13.6
Other income	137,000	58.1
Other correspondent income	5,883	2.5
Interest income	188	0.1
Total revenues	235,838	100.1
EXPENSES		
Employee compensation, taxes, and benefits	151,042	64.0
Other expenses	35,262	15.0
Clearance and regulatory fees	11,449	4.9
Occupancy	19,200	8.1
Communications and data processing	2,282	1.0
Total expenses	219,235	93.0
Net Income	$ 16,603	7.1

See Notes to Financial Statements